

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2024

Harvey Schiller
Chief Executive Officer
Goal Acquisitions Corp.
12600 Hill Country Blvd, Building R, Suite 275
Bee Cave, TX 78738

> **Re: Goal Acquisitions Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 9, 2024**
> **File No. 001-40026**

Dear Harvey Schiller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven Burwell, Esq.